Exhibit 15.3

Consent of independent registered public accounting firm

We consent to the incorporation by reference in the following Registration Statements :

-     Registration Statement (Form F-3 No. 333-200788) of Orange and subsidiaries (the “Group”) and

-     Registration Statement (Form S8 No. 333-210057) pertaining to the Orange Employee Share Offering 2016 of the Group;

of our reports dated February 16, 2016 with respect to the consolidated financial statements of the Group as of December 31, 2015, and the effectiveness of internal control over financial reporting of the Group as of December 31, 2015, and of our report dated February 17, 2015 with respect to the consolidated financial statements of the Group as of December 31, 2014 and 2013 included in this Annual Report (Form 20-F) of the Group for the year ended December 31,2015.

/s/ ERNST & YOUNG Audit

Represented by Charles-Emmanuel Chosson

Paris-La Défense

April 4, 2016